SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May, 2012	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-173924
2.	Registration Statement – Form F-3 – File No. 33-96354
3.	Registration Statement – Form S-8 – File No. 333-180968
4.	Registration Statement – Form S-8 – File No. 333-177579
5.	Registration Statement – Form S-8 – File No. 333-177568
6.	Registration Statement – Form S-8 – File No. 333-176479
7.	Registration Statement – Form S-8 – File No. 333-175413
8.	Registration Statement – Form S-8 – File No. 333-175412
9.	Registration Statement – Form S-8 – File No. 333-113096
10.	Registration Statement – Form S-8 – File No. 333-14260
11.	Registration Statement – Form S-8 – File No. 33-92112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Thomas E. Flynn
Name: Thomas E. Flynn
Title: Executive Vice-President and Chief Financial Officer

	By:	/s/ Barbara M. Muir
Date: May 23, 2012		Name: Barbara M. Muir
Title: Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Second Quarter 2012 Management’s Discussion and Analysis of Results of Operations and Financial Condition

99.2	Second Quarter 2012 Consolidated Financial Statements